Exhibit 99.1

National and Selected Economic and Office Market Overviews

December 2010

by:

Caroline Green

Eric Finnigan

Meghan Leahey

Rosen Consulting Group

1995 University Avenue

Suite 550

Berkeley, CA 94704

510 549-4510

510 849-1209 fax

www.rosenconsulting.com

© 2010 Rosen Consulting Group

National U.S. Economic and Office Market Overview

Economy

The U.S. economic recovery that officially began in the second half of 2009 continues to spread throughout the economy as underlying economic data, capital markets activity and asset pricing have rebounded from their lows. RCG forecasts a modest recovery through 2010 based on improvements in the business and financial sectors, with a more robust recovery expected between 2011 and 2014. RCG expects the pace of job growth to increase during the remainder of 2010, with the overall creation of more than one million new jobs by year-end 2010.

The next 18 months likely will be characterized by a moderate but uneven recovery. RCG believes that employment, retail sales, interest rates, home prices and industrial production all will trend higher but that month-to-month improvements will be irregular. Specifically, RCG is forecasting slow growth in gross domestic product with an annual increase of 2.2% for 2010. However, in 2011 and 2012, RCG expects gross domestic product to grow by 2.8% to 3.0% annually, driving the continued recovery from the recession while also creating jobs. Several sectors already are showing strength in the job market. For example, the global liquidity resulting from the financial rescue operations of 2009 has supported renewed activity in the financial markets and continues to drive additional hiring by financial services firms. RCG believes that the national unemployment rate will remain elevated throughout 2010 despite employment gains, as signs of an improving economy bring many individuals who have not been searching for employment back into the job market, causing these individuals to be counted in the unemployment rate. RCG therefore expects unemployment, currently at 9.6% as of September 2010, to remain at 9.6% through year-end, before falling steadily to 7.0% by 2014.

Demand Drivers

The office-using employment sectors continued to recover in the first three quarters of 2010, as nearly 176,000 jobs were added in the financial sector, the professional and business services sector and the office-using segment of the information services sector. This was the fourth consecutive quarter of job creation in the office-using sectors. The professional and business services sector continued to lead the recovery, adding more than 286,000 jobs in the first three quarters of 2010. The job creation is a positive sign that office leasing conditions are on the road to recovery. However, an improvement in the office market is expected to lag the jobs recovery as companies are expected to backfill excess space and remain cautious until the economic recovery is more entrenched. Going forward, RCG expects office employment job growth to increase from 0.5% in 2010 to 1.7% by 2014.

Office Market Conditions

The national office market appeared to be nearing a bottom through the third quarter of 2010 as the pace of deterioration in the occupancy rate began to slow from year-end 2009. On the supply side, the construction pipeline remained substantially closed and deliveries of new office space were minimal—factors that are expected to position the office market for a recovery.

The total office vacancy rate stood at 17.9% in the third quarter of 2010, roughly equal to the vacancy rate in the first quarter of 2010, leading RCG to believe that prospects for demand growth have resumed. For most office markets, the majority of currently vacant space became vacant during the first three quarters of 2009. With tenant move-outs now slowing over the last three quarters, the markets are poised to turn the corner. RCG expects the overall vacancy rate to decline gradually to 15.2% in 2014. RCG expects that asking rents will increase by 0.2% in 2010 and will increase an average of 2.8% per year between 2011 and 2014.

The U.S. central business district, or CBD, vacancy rate declined to 14.7% in the third quarter from 15.0% in the first quarter of 2010. With available space still on the market and relatively fewer tenants seeking to lease space, landlords continued to offer leasing incentives and decrease asking rents. RCG expects that market conditions in the CBD markets will continue to improve, with the vacancy rate expected to decline further to 14.6% by year-end 2010 and to 11.9% by 2014. RCG forecasts that asking rents in the CBD markets will post a nearly fl at rate increase of 0.1% in 2010 and will increase an average of 3.4% per year between 2011 and 2014.

During the past several years, certain suburban regions suffered from a combination of a decrease in tenant demand and speculative construction activity that came to market during the recession. The suburban vacancy rate increased slightly to 19.6% in the third quarter from 19.4% in the first quarter of 2010. However, RCG expects the suburban vacancy rate to decline to 19.4% at year-end 2010 and to decline further to 17.0% by year-end 2014 as tenant demand increases. With little leasing activity, landlords had limited pricing power and concession packages remained a significant portion of the total consideration of a lease. RCG expects that asking rents in suburban markets actually will increase by 0.2% in total in 2010 and will increase an average of 2.5% per year between 2011 and 2014.

Investment Trends

Investment activity showed strong signs of improvement in late 2009 and through the first three quarters of 2010 as investors re-entered the market, leading to an increase in the number of private transactions. The availability of capital and the search for higher yielding investments drove investors back into the real estate markets, and this increase in demand began to drive up pricing and attract more sellers.

With short term treasury rates at historical lows, REIT dividend yields have attracted investors and driven demand for public real estate securities. While most of the new issuance activity has been in REIT equity and unsecured debt, issuances in the commercial mortgage-backed securities, or CMBS, market have slowly resumed. The first new private multi-borrower CMBS issuance came to market at the end of the first quarter of 2010 and the pipeline of new deals has grown.

RCG believes that the capital markets will continue to improve throughout the year and that the real estate financing market will also continue to improve. RCG expects that CMBS issuance will total $11 billion in 2010 and that issuance volume will reach $40 billion by 2011 as the CMBS market continues to stabilize. The broader availability of CMBS debt and willingness of other lenders to enter the market will pave the way towards a more stable investment environment.

Selected Existing Office Market Overviews

This section presents detailed information for selected markets based on annualized rent: Atlanta, Philadelphia, Orlando, Tampa, Jacksonville and Washington, D.C. According to RCG, these selected six markets have historically outperformed the national average as measured by two key economic indicators.

This positive growth can be attributed to a number of factors, including a strong and stable employment base, favorable business environment and access to a talented and educated workforce. Although the recent downturn impacted these markets, RCG believes many of the factors that drove these six markets to perform well from 2004 to 2009 remain and position these markets for future growth as the economy rebounds.

Population growth in these six markets was nearly 150% of the national average from 2005 to 2009. From 2011 to 2014, population growth in the top six markets is expected to be 1.4% annually versus the national average of 1.0%. Furthermore, annual population growth in Atlanta and Orlando is expected to increase 2.2% and 1.8%, respectively, far outpacing the national average.

Consistent with outperformance in population growth, job growth in these six markets on average exceeded the national average during the period from 2005 to 2009. From 2011 to 2014, job growth in these top six markets is expected to be 1.4% annually versus the national average of 1.2%, with greater outperformance expected in Washington, D.C. and Orlando.

As of the third quarter of 2010, these six markets had a weighted-average unemployment rate of 10.0%, compared to the national average of 9.6%. While Washington, D.C. and Philadelphia consistently have outperformed the national average, RCG believes the outperformance in these six markets will be driven by significant improvement in Orlando, Jacksonville and Tampa, each of which, according to RCG, is projected to exhibit a drop in the unemployment rate of at least three percentage points by 2014. By 2014, the weighted-average unemployment rate is projected to be 6.3% for these six markets versus a national average of 7.0%.

Driven by positive economic indicators projected within these markets, RCG expects office market fundamentals within these markets to outperform the national average. RCG expects new construction deliveries to add approximately 2.2% of additional square footage to the overall office stock within these markets from 2010 to 2014, which is slightly above the national average of 2.0%. This modest growth coupled with the favorable economic drivers noted above are expected to result in an attractive supply/demand balance that will provide for improvements in asking rents and vacancy rates.

As of the third quarter of 2010, these six markets had a weighted-average vacancy rate of 17.5% compared to the national average of 17.9%. Washington, D.C. and Philadelphia consistently have outperformed the national average and had vacancy rates of 15.1% and 15.5%, respectively, as of the third quarter of 2010. Moreover, RCG expects these six markets to outperform the national average from 2011 to 2014, forecasting a decline of approximately 320 basis points in the vacancy rate in these six markets over that period compared to a decline of approximately 250 basis points in the national office vacancy rate. By 2014, the weighted-average vacancy rate in these six markets is projected to be 14.3% versus a national average of 15.2%.

Included in the Appendix are tables comparing the economic metrics of population growth, job growth and unemployment rate, as well as vacancy rates and asking rent growth for the selected six markets to the national average.

Atlanta, Georgia

Overview

Atlanta is the capital of and most populous city in the state of Georgia. The Atlanta metropolitan statistical area, or MSA, is the seventh largest in the United States with a 2009 estimated population of approximately 5.5 million and an employment base of approximately 2.3 million as of September 2010. The Atlanta MSA has experienced healthy population growth and was the fifth-fastest growing metropolitan area in 2009.

Atlanta’s office market contains approximately 142.1 million square feet of office space as of the third quarter of 2010, with a large majority (89%) located in the expansive suburban submarkets. The largest users of office space in the market by total square footage are in the traditional finance, insurance and real estate industries. Additionally, business services, the office component of manufacturing firms and other service-related companies each lease a significant portion of the overall occupied office stock.

The Atlanta MSA has transportation infrastructure composed of interstate highways, public transportation and an international airport. Atlanta is one of the few U.S. cities where three interstate highways converge (Interstate Highways 20, 75 and 85). The Atlanta MSA also is served by Interstate 285, an interstate highway that encircles the metropolitan area and provides the city with a “spoke-and-wheel” design for its interstate network. Metropolitan Atlanta Rapid Transit Authority, or MARTA, is a public authority that operates a network of bus routes and a rapid transit rail system. According to Airports Council International, Hartsfield-Jackson Atlanta International Airport was the world’s busiest airport in terms of passenger traffic from 2000 to 2009. The airport has a $6 billion-plus capital improvement program underway, with a fifth runway completed in 2006 and plans for a new international terminal to be completed in 2012.

Atlanta is driven by a diverse group of industries, including financial services, media, transportation, professional and business services, technology and construction. According to Fortune Magazine’s Fortune 500 ranking of America’s largest corporations in 2010, there are a total of ten Fortune 500 companies headquartered in the city of Atlanta, which ranked the city fourth in the U.S. in this category.

Though the recession impacted Atlanta much as it did the rest of the nation, the market has started to rebound, as approximately 15,200 jobs were added to total payrolls during the first three quarters of 2010. RCG expects annual job growth to reach 0.8% in 2010 and, thereafter, employment is expected to grow 1.4% annually through 2014, with the Atlanta MSA adding approximately 145,800 jobs during the five-year period between 2009 and 2014. RCG projects that the unemployment rate will fall to 7.0% by 2014.

CBD Office Market

Atlanta is one of the most favorable business environments nationwide in terms of taxes and other business costs, which are expected to benefit the market in the longer term. Although it has struggled like other markets as a result of the recent downturn, the Atlanta market has shown some improvement through the first three quarters of 2010. The vacancy rate in the Atlanta CBD decreased by 80 basis points in the first three quarters of 2010 to 21.9%, although asking rents declined by 1.3% during the same period to $19.83 per square foot, as demand fundamentals remained weak. RCG expects the vacancy rate in the Atlanta CBD to decrease to 21.8% by year-end 2010, and to continue to slowly decline to 19.8% in 2014. RCG expects asking rents in the Atlanta CBD to decline by 1.1% in 2010 and to grow at an annual average rate of 2.3% in 2011 through 2014.

The urban landscape of the Atlanta CBD is improving as a result of redevelopment initiatives by city leaders to revitalize the area’s image as a thriving downtown, which could be positive for the market in the longer term. Additionally, as Class A rents are more competitive than those in the nearby Midtown and Buckhead sub-markets, revitalization efforts in the Atlanta CBD could draw new high-profile tenants, thus boosting asking rents overall in the longer term. No new development projects are planned for the Atlanta CBD, preventing additional supply in the market during the forecast period. The limited near-term development, coupled with stronger economic growth, will benefit CBD office market fundamentals and could expedite the market’s recovery.

Suburban Office Market

Conditions in Atlanta’s suburban office market weakened in the third quarter of 2010 as the new space completed during the year outpaced demand. As a result, the vacancy rate increased to 21.5% during the third quarter from 21.0% in the first quarter of 2010 and 19.9% at the end of 2009. New projects completed were located in the Buckhead and Midtown submarkets, with approximately 1.6 million square feet completed in the first three quarters of 2010. RCG expects conditions to remain soft in 2010 before the Atlanta submarkets rebound in 2011.

The recent delivery of new office space boosted asking rents by 0.6% during the first three quarters of 2010, but RCG projects a 0.8% increase in rental rates for all of 2010 due to a supply and demand imbalance in Atlanta’s suburban office market. No significant projects are in the pipeline for 2011, which bodes well for the market in the medium-term. RCG expects the vacancy rate in Atlanta’s suburban office market to decline to 19.4% by the end of 2014. In addition, RCG expects asking rents in the Atlanta suburban office market to grow at an average annual rate of 2.0% from 2011 to 2014.

Philadelphia, Pennsylvania

Overview

The Philadelphia MSA is the fourth largest in the country with a 2009 estimated population of approximately 6.0 million people and an employment base of approximately 2.7 million as of September 2010. Philadelphia’s world-class educational and healthcare institutions drive the regional economy, directly employing current residents, attracting new workers and students from around the globe and fostering innovation among other local companies. Overall, the educational and health services sector is the largest in the Philadelphia MSA, containing approximately 561,200 employees as of September 2010. The professional and business services employment sector encompasses a broad array of industries, including accounting, legal, engineering and architecture, as well as certain high-tech research and development. Employment in this sector is likely to experience greater increases than the rest of the Philadelphia MSA through the forecast period. From year-end 2009 through 2014, RCG expects approximately 33,600 new jobs to be created in this sector at an average annual rate of 2.1%.

As of the third quarter of 2010, Philadelphia’s office market was comprised of approximately 129.5 million square feet of space, making it the ninth-largest office market in the United States. Its size is comparable to that of Atlanta and San Francisco. Approximately two-thirds (67%) of the total office space in Philadelphia is located outside the CBD. Office tenants represent a diverse base of industries, including firms in the healthcare, education, financial services, and professional and business services sectors.

Net migration slowed to 7,600 residents on average in 2008 and 2009 as a result of the recession, but RCG expects net migration will increase from 8,000 residents in 2010 to 11,000 new residents by 2012 as the economic recovery increases. The key driver of growth in the area is attracting and retaining recent graduates and a talented workforce to staff local knowledge industry jobs.

With the recovery expected to remain fragile through the near term, employment growth in the Philadelphia MSA is likely to be uneven across sectors, with some expanding and others still contracting on a year-over-year basis through December 2010. In absolute terms, the three main sectors driving growth in 2010 are expected to be the educational and health services, trade, and professional and business services sectors, which together are forecasted to add approximately 24,000 new jobs. Beyond the near term, RCG forecasts that employment growth will average 0.9% annually in the 2011 to 2014 timeframe.

CBD Office Market

With a lack of job growth in office-using employment sectors, demand in Philadelphia’s CBD office market remains weak but is showing signs of improvement. The vacancy rate decreased to 12.6% in the third quarter of 2010 from 12.8% in the first quarter. Asking rents improved during this period, increasing 6.7% during the first three quarters of 2010 to $26.81 per square foot. Looking ahead, RCG believes that much of the negative impact from the recession on the Philadelphia CBD office market has already passed, although fundamentals are expected to remain soft through 2010 in the absence of a strong rebound in job growth. RCG expects the vacancy rate to decrease slightly to 12.4% and asking rents to increase by 6.3% in 2010. The forecasted absence of new supply becoming available prior to 2014 is expected to help the market recover. Rising demand in 2011 and beyond is expected to cause the vacancy rate to decline to 10.1% by 2014. Between 2011 and 2014, RCG predicts that asking rents will increase on average by 2.0% per year.

Orlando, Florida

Overview

The Orlando MSA is the 32nd largest in the United States with a 2009 estimated population of approximately 2.1 million and an employment base of approximately 1.0 million as of September 2010. Tourism is a key driver of the region’s economy as three of the region’s top ten employers are based primarily in the tourism industry, and the leisure and hospitality sector is the largest employment sector in the area. The Walt Disney Company is the largest employer in the region, with approximately 60,000 employees. As a result of the recession, tourism was weak in 2009, resulting in the loss of leisure and hospitality sector jobs in the Orlando MSA by 1.8%. However, the sector has shown signs of recovery, adding 5,000 jobs in the first three quarters of 2010.

The Orlando office market is comprised of nearly 38 million square feet as of the third quarter of 2010, with approximately 19.6% located in the CBD. The tourism, healthcare, trade, finance and technology industries have a strong presence in the region and are important drivers of demand for office space. The office market also benefits from Orlando’s pro-business orientation and Florida’s attractive tax climate.

The Orlando economy actually added 2,900 jobs during the first three quarters of 2010, and although total employment declined by 0.1% on a year-over-year basis, the pace of job losses has declined significantly from the 4.8% year-over-year decrease through December 2009. Historically, the unemployment rate in Orlando has been very low, remaining in the 3% to 4% range between 2004 and September 2007. As of the end of the third quarter of 2010, the unemployment rate in Orlando stood at 11.7%.

The recession resulted in a deceleration of population growth and a decline in the number of households in the region. However, with prospects for growth returning, RCG forecasts that total population and household formation will increase during the forecast horizon. Net migration, which slowed in 2009 to 8,400 new residents, is estimated to increase from approximately 9,000 new residents in 2010 to approximately 35,400 new residents by 2014. RCG predicts population growth and household formation will reach the low-2% range by year-end 2014.

RCG believes that the Orlando economy is poised for steady growth in the medium- to longer-term, beginning with a 0.4% increase in total employment in 2010 and growing to a 1.1% increase in 2011 and to a 1.9% increase by 2014. With job growth resuming, RCG predicts the unemployment rate in Orlando will decline from 11.4% at year-end 2010 to the low-6% range by 2014. The Orlando MSA has a growing cluster of life sciences and medical employment, which bodes well for the market’s recovery going forward. Public and private entities invested approximately $2 billion during the past two years to increase the presence and impact of the life sciences cluster. Major projects include the Medical City at Lake Nona, which includes the Burnham Institute for Medical Research, the University of Central Florida College of Medicine and the Orlando VA Medical Center. Orlando is also home to the headquarters of several pharmaceutical companies and two top-ranked research hospitals, Florida Hospital and Orlando Health. After posting a year-over-year increase of 1.5% in the third quarter of 2010, the educational and health services sector is expected to lead the economy out of the recession with growth of 1.6% in 2010, accelerating to 2.5% by 2014, according to RCG. RCG believes the market recovery also should be bolstered by gains in the transportation and utilities, professional and business services, and the leisure and hospitality sectors.

CBD Office Market

Market fundamentals improved in the Orlando CBD office market in the third quarter of 2010. The vacancy rate in the third quarter of 2010 was 18.8%, down from 19.7% at year-end. Asking rents remained relatively flat in the first three quarters of 2010, decreasing by 0.5% to $24.11 per square foot, after dropping by 8.8% in 2009. As landlords faced continued competition for a decreased pool of tenants, pricing has remained aggressive to secure transactions. RCG expects further weakening in 2010 as companies are reluctant to commit to leases and expand space until both their businesses and the economic recovery are more stable. RCG predicts that the vacancy rate in the Orlando CBD office market will decrease to 18.7% by year-end 2010, while asking rents will decrease by 0.8% during the same period.

RCG believes the Orlando CBD office market will continue to improve in 2011, with the vacancy rate expected to decline to 18.5% by year-end 2011. RCG expects tenant demand to improve throughout the following three years, pushing the vacancy rate in the Orlando CBD office market down to 14.5% by year-end 2014. RCG believes that developers will delay new construction until 2014, allowing excess supply to be absorbed in the meantime as demand improves. RCG expects asking rents in the Orlando CBD office market to grow by 2.6% per year on average between 2011 and 2014.

Suburban Office Market

Increased building activity and job losses impacted fundamentals in the Orlando suburban office market during 2009 and the first half of 2010. More than three million square feet have been delivered to the market since 2006, exacerbating the weak demand resulting from decreasing employment. In response to the combination of weak demand and the surge of new supply, the vacancy rate increased to 22.7% in the third quarter of 2010, up from 8.6% at year-end 2006. Landlords decreased asking rents by 5.0% in 2009, to $20.65 per square foot, in an attempt to attract new tenants. Price drops continued in the first three quarters of 2010, with asking rents decreasing by 0.7%. Rent concessions also have become more common as the market has shifted in favor of tenants.

Given the high vacancy rate and lack of capital for new construction, RCG does not expect there to be any signifi cant new construction in Orlando’s suburban office market for the foreseeable future. RCG believes that the lack of new construction should help the supply/demand balance in the coming years and that, once job growth resumes, healthy net absorption levels will increase and excess supply will be reduced. In the near term, RCG predicts fundamentals in the Orlando suburban office market to improve slightly in the second half of 2010, with the vacancy rate decreasing to 22.5% by year-end. However, asking rents are expected to contract by 0.6% by year-end 2010. RCG believes the Orlando suburban office market will begin to improve in 2011 and, by year-end 2014, the vacancy rate is expected to decrease to 19.3%. RCG expects asking rents in the Orlando suburban office market to grow 2.0% per year on average between 2011 and 2014.

Tampa, Florida

Overview

The Tampa MSA is the 18th largest in the United States with a 2009 estimated population of more than 2.7 million and an employment base of more than 1.1 million as of September 2010. Tampa is a regional economic hub, with Interstates 75 and 4 connecting the city to the rest of Florida and a rail network linking the region with all major freight nodes and ports east of the Mississippi River. Moreover, the Port of Tampa is the largest port in Florida and the 14th largest in the United States and serves as a major gateway to the Caribbean and Central and South America for trade and other international activity. The Port of Tampa generates an estimated $8 billion annually and supports more than 100,000 jobs in the region.

Tampa’s office market is comprised of nearly 45.0 million square feet as of the third quarter of 2010, with approximately 85.8% classified as suburban. Tampa’s suburban office market has higher market rents and lower vacancy rates than Tampa’s CBD market. The finance, insurance and real estate industries constitute a large portion of the office tenants, but Tampa also contains a number of growing such as the life sciences and technology industries. These sectors are growing as a result of the presence of higher-education institutions and research centers.

Along with the rest of the country, the Tampa economy was affected by the recession, but it is beginning to show signs of improvement. While total employment decreased 0.2% on a year-over-year basis through September 2010, the area added 5,800 jobs during the first three quarters of 2010. Nearly half of the sectors showed growth in the first three quarters of the year, including trade, professional and business services and government sectors, whereas many of the housing-related sectors, including construction and financial activities, continued to shed jobs. Tampa’s unemployment rate decreased to 12.3% in September 2010 from 12.9% in March 2010. RCG believes there will be continued volatility in the unemployment figures through year-end 2010 but that a sustainable decline in unemployment will begin in 2011.

In the long term, forecasted positive demographic growth, improved consumer confidence and the growth of several innovative industries bode well for Tampa’s economic future. In line with the national recovery, RCG forecasts job growth to return to a positive rate in 2010. Between 2011 and 2014, job growth should average 1.3% per year. As the only sector that did not shed any jobs during the recession, the educational and health services sector will lead the recovery with average job growth of 2.2% annually between 2010 and 2014, according to RCG. The market should be further supported by job growth in the professional and business services, trade, and leisure and hospitality sectors. Additionally, the life sciences, biosciences and technology industries are becoming increasingly important employment clusters in Tampa. Not only is Tampa the gateway to the Florida “High-Tech Corridor,” a 23-county area that is home to more than 3,000 high-tech companies, but it also ranks in the top 20 locations nationwide for medical device manufacturing. Moreover, the University of South Florida and the H. Lee Moffitt Cancer Center and Research Institute are major medical and biosciences research centers located in Tampa. Although the healthcare and technology industries are relatively new to the region, RCG predicts they will be main drivers of growth and should be key factors in the market’s recovery.

Suburban Office Market

RCG expects that Tampa’s cost advantages and government support for growing industries, as well as its port and access to transportation networks, will contribute to the health of its suburban office market over the forecast period. Market fundamentals were mixed through the third quarter of 2010 in Tampa’s suburban office market. The vacancy rate decreased to 18.9% in the third quarter of 2010 from 19.5% in the first quarter of 2010, whereas asking rents declined as landlords adjusted rents to remain competitive. Asking rents contracted by 5.1% in the first three quarters of 2010, after declining by 0.7% in 2009. RCG expects fundamentals to remain soft in 2010 as the market bottoms, with the vacancy rate standing at 18.9%. The Tampa suburban office market is expected to begin to recover in 2011, in line with more robust job growth and subdued construction activity. RCG predicts that the vacancy rate in the Tampa suburban office market should gradually move closer to pre-recession levels, reaching 15.9% at year-end 2014. RCG expects asking rents in the Tampa suburban office market to decline by 5.5% in 2010 and to grow 1.9% per year on average between 2011 and 2014.

Jacksonville, Florida

Overview

The Jacksonville MSA is the 48th largest in the country with a 2009 estimated population of approximately 1.3 million people and an employment base of approximately 578,200 as of September 2010. Jacksonville is the largest city by area in the United States and has the largest population within its city limits of any city in Florida.

The Jacksonville office market contains nearly 23 million square feet, with 31.9% located in the CBD as of the third quarter of 2010. Jacksonville’s economy is diversified, with trade, finance, healthcare and tourism as some of the largest industries driving demand for office space. Additionally, the clean energy/technology and privatized space industries have recently begun taking root in Jacksonville, and the city is poised to capitalize on the growth of these emerging sectors. The region’s convenient location, reasonable cost of living and business-friendly government typically make it a popular location for corporate expansions and relocations.

The local economy is driven by trade activity at the Port of Jacksonville and the region’s extensive distribution networks. Jacksonville’s comprehensive intermodal infrastructure provides a competitive advantage for businesses that depend on logistics and transport. The region has a deepwater port with three marine terminals, an international airport and access to a vast network of railways and roadways. As one of the largest vehicle-handling ports in the country, Jacksonville has a strong trade relationship with Japan and is set to expand its Asian relationships through the development of the Hanjin Shipping Company Terminal and the recent opening of Mitsui OSK’s TraPac Container Terminal. As the gateway to Puerto Rico and with Brazil already as its second-largest trade partner in terms of value of goods exchanged, Jacksonville is poised to capitalize on the growing demand from the rest of Latin America and the Caribbean. Nonetheless, the slowing global economy curbed trade volume at the port. In 2009, the amount of total tonnage that came through the Port of Jacksonville decreased by 13.3% from 2008 levels.

In line with the weak job market, net migration slowed in 2008 and 2009 after peaking in 2006. RCG anticipates net migration will slow down further through 2010 and then increase steadily through 2014. The Jacksonville MSA underwent strong population growth during the past several years, particularly in the 25-34 year-old age cohort. The city consistently ranks as a leading market for young professionals and job seekers. In the long run, RCG believes that the Jacksonville MSA’s ability to attract and retain young professionals will be a key economic driver.

In the first three quarters of 2010, approximately 1,500 jobs were shed in the Jacksonville MSA, but positive growth is expected through year-end and beyond. RCG believes unemployment has reached or is near an inflection point and will decrease through 2014. As the only sector to maintain positive growth throughout the recent downturn, the educational and health services sector is expected to lead the recovery, ultimately growing by 2.6% in 2014. Gains in the professional and business services, leisure and hospitality, and other services sectors are expected to foster near-term growth as well. RCG predicts that employment growth will increase by 0.3% on an annual basis through 2010 and then accelerate to 1.6% by 2014, with total employment reaching nearly 610,000 jobs by year-end 2014.

CBD Office Market

Jacksonville’s CBD office market weakened in 2009 in response to a decrease in tenant demand, which was driven by the professional and business services and financial services sectors, the two largest office-using sectors in Jacksonville. Significant weakening subsided in the first three quarters of 2010, but demand still declined through the third quarter of 2010. The vacancy rate increased to 25.1% in the third quarter from 23.5% in the first quarter of 2010 and also at year-end 2009. Asking rents increased by 0.2% in the first three quarters of 2010, after remaining flat in 2009. RCG expects further instability in market fundamentals in 2010 as recovery of the commercial real estate market lags the general economy, with asking rents inching down 0.2% on an annual basis and the vacancy rate improving to 24.9%.

Long term, the Jacksonville CBD office market outlook is very positive. RCG believes that asking rents will begin to increase more rapidly beginning in 2011 as the vacancy rate continues to improve. One positive for market fundamentals is the limited construction pipeline, as no new office space has been developed since 2006 and no significant projects are currently in the pipeline. Additionally, older office product is increasingly being upgraded or converted to residential space, which should increase asking rents or, conversely, decrease the amount of available supply. Jacksonville has the lowest tax burden of any major city in Florida and the third-lowest nationwide, making it an attractive location for businesses. Moreover, Jacksonville’s CBD has the most affordable office space of the major Florida office markets. Asking rents were $19.44 per square foot in the third quarter of 2010, compared with $24.11 and $35.10 per square foot in Orlando and Miami, respectively. RCG expects the vacancy rate to decline gradually, reaching 19.1% by year-end 2014, while asking rents are expected to grow 2.1% per year on average between 2011 and 2014 in response to growing tenant demand. RCG does not expect any new deliveries in the next five years.

Suburban Office Market

The effects of the recession took a toll on the Jacksonville suburban office market in 2009 and lingered in the first half of 2010. The vacancy rate remained high and asking rents continued to decline. During the third quarter of 2010, the vacancy rate decreased to 21.8% from 22.7% in the first quarter and 22.3% at year-end 2009. Asking rents increased by 3.0% during the first three quarters of 2010, following a 3.5% decrease in 2009. Landlords were previously opting to attract and retain tenants through larger concession and tenant improvement packages rather than decreasing rent, but deteriorating conditions forced asking rents down as well. No new office space was delivered during the first three quarters of 2010 after a combined total of approximately 2.5 million square feet was added to the market from 2005 to 2009.

Looking ahead, RCG believes that market dynamics in the Jacksonville suburban office market should begin to recover in 2011. Going forward, the vacancy rate is expected to improve as job growth increases, dropping to 19.9% by year-end 2014. RCG expects asking rents in the Jacksonville suburban office market to increase by 2.2% in 2010, and continue the positive growth in 2011. RCG believes rent growth will accelerate to 2.5% per year on average between 2012 and 2014. RCG does not expect any new space in the Jacksonville suburban office market to be delivered in the near term, as the market is still dealing with the excess supply introduced during the period of heavy building that occurred prior to the recent downturn. Building activity should resume as market fundamentals improve and the balance between supply and demand is restored.

Washington, D.C.

Overview

The Washington, D.C. MSA is the sixth largest in the United States with a 2009 estimated population of approximately 5.5 million people and an employment base of nearly 3.0 million as of September 2010. Washington, D.C. has the fourth-largest regional economy in the United States and can be divided into three economic regions: Northern Virginia, the District of Columbia and suburban Maryland. Suburban Maryland is largely driven by technology, educational and health services and professional and business services. According to a 2009 report from the Milken Institute, the Washington, D.C. MSA’s technology cluster is the fourth largest in the nation, with approximately 275,000 technology employees. Average high-tech wages in the Washington, D.C. MSA are two-thirds more than average private sector wages.

The Washington, D.C. MSA has one of the largest office markets in the country with more than 291.0 million square feet as of the third quarter of 2010. Collectively driving demand throughout the regional office market is the government––both in terms of directly leasing to agencies and indirectly for consultants, lobbyists, law firms, think-tanks and other organizations looking to engage in political activity. The technology industry is the second largest sector and established firms tend to prefer suburban office parks for fl exibility and easy transportation access. The Washington, D.C. MSA’s economy has not been immune to the recent economic downturn, but the large federal and state government payrolls provided some stability. RCG expects federal procurement, the principal driver of economic growth in the Washington, D.C. MSA, to increase as the flow of federal stimulus money results in job growth as new projects are awarded.

The Washington, D.C. MSA’s economy continued to trend in a positive direction during the first three quarters of 2010. Employers added approximately 58,400 jobs during the first three quarters of 2010 and on a year-over-year basis, employment increased 2.0% through September 2010 as more people entered the workforce. RCG expects payrolls to expand at a 2.4% annual rate in 2010. A large portion of the hiring should occur in the professional and business services, educational and health services, and government sectors. RCG predicts payroll expansion to average 1.9% annually between 2011 and 2014. The unemployment rate stood at 6.1% at the end of the third quarter of 2010, nearly double the low reached in mid-2007 but still significantly below the national unemployment rate of 9.6% at that time. Moving forward, RCG anticipates that the unemployment rate will remain at 6.1% through the end of 2010. Increased hiring should lower the unemployment rate to the mid-4% range by 2014.

RCG believes that Washington, D.C. will have one of the strongest U.S. economies during the short term. The Washington, D.C. MSA benefits not only from the growing federal government but also from the types of private sector positions that tend to cluster around government centers. Additionally, the Washington D.C. MSA’s large technology cluster will help fuel growth as innovation occurs. Not only do these drivers of employment support payroll expansion, but many of these positions are well paid, helping to spur other segments of the local economy.

Suburban Maryland Office Market

The suburban Maryland office market, which is adjacent to the Washington, D.C. CBD, directly benefits from its geographic nexus to the nation’s capital. Demand for space is driven by District-based organizations looking for lower rents: government agencies and contractors, firms in the professional and business services sector, and increasingly, those in the communications industry. Furthermore, suburban Maryland’s Interstate 270 corridor is one of the top biotechnology centers in the country, in large part because of its proximity to national research universities, institutions and federal agencies.

As payrolls stabilized in late 2009 and the first three quarters of 2010, the demand for office space in the suburban Maryland office market from private sector tenants turned upward, and the vacancy rate inched down to 17.6% in the third quarter of 2010. As a result, average asking rents increased 4.9% to $28.36 per square foot. Approximately 313,000 square feet of new space was delivered in the first three quarters of 2010 but nearly two-thirds of that space was pre-leased. Due to strengthening demand, RCG expects that the market will improve and that the vacancy rate will decline to 17.5% by year-end 2010. Leasing activity is expected to increase, lowering the vacancy rate steadily to 14.8% by year-end 2014. RCG anticipates that asking rents will end 2010 5.1% higher than 2009. Between 2011 and 2014, RCG predicts that asking rents will increase on average by 2.4% per year.

Appendix

Population Growth

Market	2005	2006	2007	2008	2009	2010f	2011f	2012f	2013f	2014f	CAGR (‘11-’14)
Atlanta	3.0%	3.5%	2.9%	2.2%	1.7%	1.7%	1.9%	2.1%	2.2%	2.4%	2.2%
Orlando	3.9%	3.1%	1.7%	1.3%	1.0%	1.1%	1.5%	1.7%	1.6%	2.2%	1.8%
Philadelphia	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.4%	0.4%	0.5%
Jacksonville	2.1%	2.5%	1.7%	1.2%	0.9%	0.7%	1.1%	1.4%	1.6%	1.7%	1.4%
Tampa	2.4%	1.7%	1.0%	0.7%	0.6%	0.5%	0.7%	0.9%	1.2%	1.3%	1.0%
Washington, D.C.	1.4%	0.7%	0.9%	1.2%	1.8%	1.4%	1.4%	1.5%	1.5%	1.6%	1.5%
Weighted Average	1.9%	1.8%	1.4%	1.2%	1.2%	1.1%	1.2%	1.3%	1.4%	1.5%	1.4%
National	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%

Job Growth

Market	2005	2006	2007	2008	2009	3Q2010	2010f	2011f	2012f	2013f	2014f	CAGR (‘11-’14)
Atlanta	3.3%	2.9%	0.8%	-3.4%	-5.2%	0.2%	0.8%	1.5%	1.5%	0.9%	1.7%	1.4%
Orlando	5.1%	3.9%	1.1%	-4.6%	-4.8%	0.1%	0.4%	1.1%	1.5%	1.0%	1.9%	1.4%
Philadelphia	0.8%	0.6%	0.5%	-1.4%	-3.6%	-0.5%	0.5%	0.9%	0.9%	0.7%	1.0%	0.9%
Jacksonville	3.7%	3.0%	-0.2%	-3.8%	-4.5%	-0.1%	0.3%	1.0%	1.4%	0.8%	1.6%	1.2%
Tampa	2.3%	1.8%	-1.4%	-5.1%	-4.9%	-0.2%	0.8%	1.2%	1.3%	0.8%	1.7%	1.3%
Washington, D.C.	1.8%	1.3%	0.7%	-0.7%	-1.9%	2.0%	2.4%	1.8%	1.9%	1.6%	2.2%	1.9%
Weighted Average	2.3%	1.9%	0.4%	-2.5%	-3.8%	0.4%	1.1%	1.3%	1.4%	1.0%	1.7%	1.4%
National	1.8%	1.6%	0.9%	-2.1%	-4.0%	0.2%	0.9%	1.3%	1.3%	0.9%	1.5%	1.2%

Unemployment Rate

Market	2005	2006	2007	2008	2009	3Q2010	2010f	2011f	2012f	2013f	2014f	Average (‘11-’14)
Atlanta	5.0%	4.4%	5.1%	7.8%	10.4%	10.0%	9.8%	9.2%	8.1%	7.6%	7.0%	8.0%
Orlando	3.1%	3.2%	4.5%	8.1%	12.3%	11.7%	11.4%	11.0%	9.1%	7.2%	6.3%	8.4%
Philadelphia	4.7%	4.2%	4.6%	6.7%	9.3%	9.0%	8.8%	7.9%	7.1%	6.6%	5.4%	6.7%
Jacksonville	3.2%	3.4%	4.4%	7.6%	11.8%	11.5%	11.2%	10.4%	9.8%	8.7%	6.8%	8.9%
Tampa	3.4%	3.4%	5.1%	8.7%	12.7%	12.3%	12.2%	11.9%	11.1%	9.7%	8.8%	10.4%
Washington, D.C.	3.1%	3.0%	3.1%	4.9%	6.6%	6.1%	6.1%	5.8%	5.0%	4.8%	4.5%	5.0%
Weighted Average	4.0%	3.8%	4.5%	7.2%	10.4%	10.0%	9.8%	9.1%	8.2%	7.4%	6.3%	7.7%
National	5.0%	4.4%	4.8%	7.0%	10.0%	9.6%	9.6%	9.0%	8.1%	8.0%	7.0%	8.0%

Vacancy Rate - Total Office

Market	2005	2006	2007	2008	2009	3Q2010	2010f	2011f	2012f	2013f	2014f	Average (‘11-’14)
Atlanta	18.8%	16.7%	16.2%	16.5%	20.2%	21.5%	21.5%	21.4%	20.8%	20.5%	19.5%	20.5%
Orlando	12.8%	8.7%	12.0%	16.8%	21.3%	22.0%	21.8%	21.5%	20.7%	19.8%	18.3%	20.1%
Philadelphia	17.7%	15.3%	13.4%	13.7%	15.2%	15.5%	15.7%	15.1%	14.3%	13.9%	13.5%	14.2%
Jacksonville	15.2%	12.9%	17.6%	21.0%	22.7%	22.9%	22.6%	22.3%	21.7%	20.9%	19.6%	21.1%
Tampa	12.4%	11.4%	13.6%	17.1%	20.6%	20.3%	20.3%	20.0%	19.6%	18.6%	17.2%	18.8%
Washington, D.C.	9.4%	9.6%	9.8%	11.2%	15.6%	15.1%	14.9%	14.4%	13.4%	12.1%	10.6%	12.7%
Weighted Average	13.6%	12.4%	12.5%	13.9%	17.4%	17.5%	17.5%	17.1%	16.3%	15.4%	14.3%	15.8%
National	15.1%	13.1%	12.6%	14.4%	17.7%	17.9%	17.7%	17.1%	16.6%	16.2%	15.2%	16.3%

Rent Growth - Total Office

Market	2005	2006	2007	2008	2009	3Q2010	2010f	2011f	2012f	2013f	2014f	CAGR (‘11-’14)
Atlanta	0.1%	0.6%	6.3%	3.5%	-0.4%	0.4%	0.7%	1.1%	2.1%	2.3%	2.4%	2.0%
Orlando	4.7%	4.1%	8.0%	1.5%	-6.3%	-0.9%	-0.8%	0.7%	1.9%	2.5%	3.2%	2.1%
Philadelphia	-0.4%	2.0%	3.5%	1.6%	-12.3%	12.4%	11.8%	0.5%	1.6%	2.4%	3.1%	1.9%
Jacksonville	3.1%	-2.7%	1.9%	3.4%	-2.3%	2.4%	1.8%	0.6%	1.8%	2.6%	2.7%	1.9%
Tampa	3.0%	7.2%	8.5%	2.0%	-2.0%	-4.5%	-4.7%	0.5%	1.5%	1.9%	3.2%	1.7%
Washington, D.C.	8.3%	4.7%	7.3%	2.4%	-2.2%	4.9%	5.1%	1.6%	1.6%	1.3%	2.5%	1.7%
Weighted Average	5.1%	3.6%	6.5%	2.4%	-3.7%	4.6%	4.6%	1.2%	1.7%	1.8%	2.6%	1.8%
National	2.3%	9.4%	11.5%	4.5%	-8.8%	-2.4%	0.2%	1.3%	2.9%	3.1%	3.7%	2.8%